November 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Pamela Long

Re:	LSB Industries, Inc.; Amendment No. 2 to Registration Statement on Form S-1, SEC File No. 333-145721, filed on November 9, 2007; Our File No. 07033-0025

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1, SEC File No. 333-145721 (the “Registration Statement”). The SEC comments were delivered to David M. Shear, Senior Vice President and General Counsel of the Company, by letter dated November 2, 2007 (the “Comment Letter”).

Please note that with the filing of this letter, the Company filed with the SEC the Company’s Amendment No. 2 to the Registration Statement (the “Amendment”). A marked copy illustrating the changes to the originally filed Amendment No. 1 to the Registration Statement is included for your convenience.

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Amendment. Page numbers referenced in responses indicate the pages of the Amendment.

Securities and Exchange Commission

November 9, 2007

Pursuant to our discussions with the Staff, the Company will file an amended confidential treatment request with the Secretary of the SEC. The Company understands that the Staff will not be in a position to consider a request for acceleration of effectiveness of the registration statement until all issues concerning the confidential treatment request are resolved.

Selling Security Holders, page 37

1.    We note your disclosure that some of the selling shareholders and/or their affiliates held short positions in your common stock as of September 30, 2007. Please indicate the size of the short positions. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website, and revise your disclosure in the Plan of Distribution section accordingly.

Response:	In connection with the preparation of the Amendment, the Company submitted questionnaires to the selling security holders to confirm whether each selling security holder held a short position in the Company’s common stock as of September 30, 2007, and if so, the size of such position. Certain selling security holders failed to respond or declined to provide the requested information. With respect to the selling security holders that have informed the Company that they held a short position and the size of such position as of such date, Amendment No. 2 includes the requested disclosure in the footnotes to the selling security holder table beginning on page 38 of the Amendment.

Pursuant to our conversations with the Staff regarding the appropriate manner to address the disclosure for selling security holders that failed or declined to respond, the following disclosure has been added to page 38 under the section “Selling Security Holders:”

We have advised each selling security holder that it may not use securities registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. Certain selling security holders have advised us that, as of September 30, 2007, they held an existing short position in our common stock and the size of their respective position, which information is described in the applicable footnotes to the selling security holder table. The other selling security holders listed below have either informed us that they did not hold a short position in our common stock as of September 30, 2007, or declined to inform us of whether they held a short position in our common stock as of such date.

If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. Such selling security holder will be responsible to comply with the applicable provisions of the

Securities and Exchange Commission

November 9, 2007

Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling security holder in connection with resales of its securities under this prospectus.

The Company is aware of Telephone Interp. A.65 (July 1997) regarding short positions held by selling security holders. Please note that prior to the effectiveness of the registration statement, the Company will inform each selling security holder of Telephone Interp. A.65 (July 1997).

2.    Since the company is incorporated in Delaware and the indenture and related debentures are governed by New York law, the legal opinion cannot be limited to Oklahoma law. Please revise.

Response: The legal opinion has been revised, as requested.

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact Irwin H. Steinhorn of this office or the undersigned at (405) 272-5711.

Very truly yours,

/s/ Mark H. Bennett

Mark H. Bennett

For the Firm

IHS:MHB:ccl

Enclosures

cc:	Jack Golsen
Barry Golsen
Tony Shelby
David Shear
Jim Jones
Brigitte Lippman (SEC)